Exhibit 1.01

Exhibit 1.01 Conflict Minerals Report

I.                                        Introduction

We are an online retailer offering a constantly changing mix of hundreds of thousands of products. We do not actually manufacture any of the products we offer, but have not yet confirmed that we would not be deemed to “contract to manufacture” any of the products we offer that had a completion of manufacture date in the calendar year 2015 and that could contain “conflict minerals” as defined in Form SD.  Consequently, as a precautionary measure, we undertook the country of origin inquiry described below and requested that our suppliers of products that we might be deemed to “contract to manufacture” provide us with information on the origin of any conflict minerals contained in any such products they supplied to us.

II.                                   Reasonable Country of Origin Inquiry (RCOI)

We reviewed our products and suppliers to identify products where we exercise influence on the product content, design or manufacturing, and we identified twenty suppliers potentially in scope.  After engaging independent third party consultants and communicating to key suppliers the purpose of the RCOI, we instructed these suppliers to provide answers to the Supply Chain Questionnaire (“Questionnaire”) adapted from the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Common Reporting Template reflecting Overstock’s position in the supply chain.  We utilized the EICC-GeSI Conflict Minerals Common Reporting Template because we understand that it was developed by several of the world’s leading consumer electronics companies and that it is generally regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide. We reviewed questionnaires received for completeness and consistency of answers, and suppliers were required to provide corrections and clarifications where needed.  Based on the responses we received, a majority of suppliers stated their products contain no 3TG.  The remaining suppliers were unable to determine the sources of the 3TG in their supply chain that may be used in products that we might be deemed to “contract to manufacture.”  These suppliers indicated they have “necessary conflict minerals” that may have originated in the Democratic Republic of the Congo or an adjoining country.  We identified no suppliers that were sourcing 3TG through a supply chain or processing facility that benefitted armed groups in the Democratic Republic of the Congo or an adjoining country.  However, the information provided by certain suppliers was not sufficient to allow us to conclusively determine the country of origin or processing facilities for all 3TG in the supply chain.

We believe our RCOI process was reasonably designed and performed in good faith, but there are inherent limitations in the information provided to us by third parties, including the possibility of information being inaccurate, incomplete or falsified despite our efforts to validate and confirm the information.

III.                              Design of Due Diligence Framework

We designed our due diligence framework to conform in all material respects with the OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing. http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf (“OECD Guidance”). We implemented appropriate elements of the OECD Guidance. The design of our due diligence process conforms to the OECD Guidance applicable to our circumstances and position in the supply chain as a “downstream” company with little to no direct influence on smelters/refiners.

IV.                               Due Diligence Measures Performed by Overstock

Due diligence measures performed include, but are not limited to, the following:

•                  Reporting to senior management on direct suppliers’ responses to our conflict minerals information requests;

•                  Conducting internal awareness sessions concerning the commitments and requirements expected of our suppliers;

•                  Gathering and analyzing responses to the Questionnaire; and

•                  Using a third party service, comparing smelters and refiners identified by suppliers to the CFSI lists of validated conflict free and verified facilities and the US Department of Commerce “Reporting Requirements Under Section 1502(d)(3)(C) of the Dodd-Frank Act World-Wide Conflict Mineral Processing Facilities”  (http://www.ita.doc.gov/td/forestprod/DOC-ConflictMineralReport.pdf).

V.                                    Product Determination

We received inconclusive data from our direct suppliers and material source information is still developing.  Therefore, we are unable to make a definitive determination about the source of the tin, tungsten, tantalum or gold in our products and the processing facilities used throughout the supply chain.  We received no information from relevant suppliers indicating that the tin, tantalum, tungsten or gold directly or indirectly financed or benefitted armed groups in the Democratic Republic of the Congo or an adjoining country.  However, the information provided by certain suppliers was not sufficient to allow us to conclusively determine the country of origin or processing facilities for all 3TG in the supply chain.

The table below identifies the smelters/refiners that we believe may have supplied gold to the suppliers who provided inconclusive data to us, and the location of the facility.

Metal	Smelter/Refiner Name	Sourcing Status	Facility Location
Gold	Asahi Refining Canada Limited	Validated as Conflict Free	Canada
Gold	Heraeus Ltd. Hong Kong	Validated as Conflict Free	China
Gold	Valcambi SA	Validated as Conflict Free	Switzerland
Gold	Republic Metals Corporation	Validated as Conflict Free	USA
Gold	Rand Refinery (PTY) Ltd.	Validated as Conflict Free	South Africa
Gold	Metalor USA Refining Corporation	Validated as Conflict Free	USA
Identified Countries of Origin include: Australia, Canada, China, DRC-Congo (Kinshasa), France, Germany,

Ghana, Guinea, Hong Kong, Japan, Laos, Malaysia, Mali, Mozambique, Namibia, Peru, Philippines, Singapore, South Africa, Switzerland, Taiwan, Tanzania, Thailand

VI.                               Product Description

The products subject to the disclosure are furniture, home décor, housewares, jewelry and watches, and Worldstock products.

VIII.                     Independent Private Sector Audit (IPSA)

Not required for the reporting period from January 1, 2015 to December 31, 2015.